UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   HACKETT, JAMES T.
   3382 DEL MONTE


   HOUSTON, TX  77019
2. Issuer Name and Ticker or Trading Symbol
   SEAGULL ENERGY CORPORATION (SGO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   CHAIRMAN, PRESIDENT, CHIEF
   EXECUTIVE OFFICER AND DIRECTOR
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     58,004         D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $11.6875                                                                                09/16/08
to buy)
Non-Qualified Stock Option     $11.6875                                                                                09/16/08
(right to buy)
Phantom Stock Units (1)                        10/15/98       A         110
Phantom Stock Units (1)                        10/31/98       A         112
Phantom Stock Units (1)                        11/15/98       A         106
Phantom Stock Units (1)                        11/30/98       A         109
Phantom Stock Units (1)                        12/15/98       A         139
Phantom Stock Units (1)                        12/31/98       A         188

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right            Common Stock                   34,224                    34,224        D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   357,772                   357,772       D   Direct
(right to buy)
Phantom Stock Units (1)        10/15/98  Common Stock                   110           $11.3781                  D   Direct
Phantom Stock Units (1)        10/31/98  Common Stock                   112           $11.1375                  D   Direct
Phantom Stock Units (1)        11/15/98  Common Stock                   106           $11.7688                  D   Direct
Phantom Stock Units (1)        11/30/98  Common Stock                   109           $11.4844                  D   Direct
Phantom Stock Units (1)        12/15/98  Common Stock                   139           $8.9781                   D   Direct
Phantom Stock Units (1)        12/31/98  Common Stock                   188           $6.6531     54,021        D   Direct

Explanation of Responses:

(1)
1-for-1

SIGNATURE OF REPORTING PERSON
/S/ By: Sylvia Sanchez
    For: James T. Hackett
DATE